SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.3.0002535-7 Publicly-held Company

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS, HELD ON NOVEMBER 12, 2008.

1. DATE, TIME AND PLACE: November 12, 2008, at 12:00 p.m., exceptionally in the city of São Paulo – SP, on Av. Roque Petroni Junior nº 1464, 6º andar, lado B, Board Room, Morumbi, upon call notice, pursuant to the bylaws.

2. CHAIRMANSHIP OF THE MEETING: Shakhaf Wine – Chairman of the Meeting and Breno Rodrigo Pacheco de Oliveira – Secretary

3. INSTATEMENT: the meeting was instated with the attendance of Directors representing the necessary quorum, as provided for in the Company’s Bylaws.

4. AGENDA:

Increase of the capital stock, out of funds from part of the special premium reserve corresponding to the tax benefit generated.

5. RESOLUTION: The Directors, after examination and discussion, have unanimously approved the following, without restrictions:

The proposal of the Board of Executive Officers of the Company related to the increase of its capital stock, within the limit of its authorized capital, arising out of capitalization of part of the special premium reserve corresponding to the tax benefit generated, as a result of the corporate reorganization process that was carried out for such purpose, under the terms of CVM Instruction no. 319/99, in the total amount of twenty-two million, nine hundred and sixty-four thousand, four hundred and ninety-four reais and ninety-five cents (R$ 22,964,494.95), corresponding to the fiscal year ended on 12/31/2007, the credits being posted to the account of VIVO PARTICIPAÇÕES S.A., the capital stock of the Company having been increased from the current five hundred and seventy-seven million, five hundred thousand reais (R$ 577,500,000.00) to six hundred million, four hundred and sixty-four thousand, four hundred and ninety-four reais and ninety-five cents (R$ 600,464,494.95), upon issuance of six hundred and seventy thousand, three hundred (670,300) new book-entry type preferred shares, all of them registered and with no face value. The Chairman explained that the issuance of only preferred shares is justified in order to meet the criteria for establishing the issue price, which corresponds to one hundred per cent (100%) of the weighted average of the prices in the main market for preferred shares in the last 30 floor sessions of Bovespa, occurred from 09/24/2008 until and including 11/04/2008. He has further explained that the common shares in past August 2008 were the subject matter of a Public Offering for Purchase of Shares (“Tag Along”), and thus they had no market liquidity, for which reason the issuance thereof became unfeasible. Finally, he informed that more than ninety-six per cent (96%) of the common shares representing the capital stock of the Company are currently held by its controlling shareholders, which fact does not stimulate the other shareholders to exercise their respective subscription rights for this kind of shares without market liquidity.

The preemptive right set forth in article 171, of Law no. 6404/76, under the terms of article 7, §1, of CVM Instruction no. 319/99 shall be assured, and the proceeds arising out of actual exercises of preemptive rights shall be directly credited to VIVO PARTICIPAÇÕES S.A., holder of such capitalizable credits.

The Directors have examined and approved, by unanimous vote, the draft “Notice to the Shareholders, which shall be disclosed in relation to the proposal approved herein.

Finally, it was approved by the Directors that the amendment to article 5 of the Company’s Bylaws, which shall have the wording provided for below, should be submitted to the general shareholders’ meeting for evaluation and approval:

“Art. 5 - The subscribed and fully paid-up capital stock is of six hundred million, four hundred and sixty-four thousand, four hundred and ninety-four reais and ninety-five cents (R$ 600,464,494.95), represented by thirty-six million, eight hundred and seventy-seven thousand, three hundred and sixty-one (36,877,361) book-entry type shares, of which thirteen million, four hundred and sixty-six thousand, fifty-nine (13,466,059) are common shares and twenty-three million, four hundred and eleven thousand, three hundred and two (23,411,302) are preferred shares, all of them registered and with no face value.”

Since there was nothing else to be discussed, the meeting was closed, with these minutes having been drawn-up, read and approved, being signed by the Directors and by the Secretary, and following transcribed in the proper book.

SIGNATURES: Shakhaf Wine – Vice-Chairman of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo (Director represented by Shakhaf Wine); Rui Manuel de M. D’Espiney Patrício (Director represented by Shakhaf Wine), Félix Pablo Ivorra Cano; Ignácio Aller Mallo (Director represented by Félix Pablo Ivorra Cano),Luis Miguel Gilpérez López (Director represented by Félix Pablo Ivorra Cano) José Guimarães Monforte; Luiz Kaufmann, Antonio Gonçalves de Oliveira and Marcelo Santos Barbosa - Directors and Breno Rodrigo Pacheco de Oliveira - Secretary.

This certificate is a faithful copy of the minutes of the special meeting of the Board of Directors held on November 12, 2008, which were drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary - OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.